SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 17 January, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Murray Auchincloss appointed bp CEO dated 17 January 2024

Exhibit 1.1

press release

17 January 2024

Murray Auchincloss appointed bp chief executive officer

bp announced today that the bp board has appointed Murray Auchincloss as bp chief executive officer with immediate effect. Murray, who has been interim CEO since September 2023, will continue as a member of the bp board.

His appointment has been made following a robust and competitive search process, carried out by the board over the past four months with support from international search advisers. This included detailed consideration of a range of candidates, including external to bp.

Helge Lund, chair of bp said: "Since September, bp's board has undertaken a thorough and highly competitive process to identify bp's next CEO, considering a number of high-calibre candidates in detail. The board is in complete agreement that Murray was the outstanding candidate and is the right leader for bp.

"Many already know Murray well, and few know bp better than he does. His assured leadership, focus on performance and delivery, and deep understanding of the opportunities and challenges in the energy transition will serve bp well as we continue our disciplined transformation to an integrated energy company."

Murray Auchincloss said: "It's an honour to lead bp - this is a great company with great people. Our strategy - from international oil company to integrated energy company, or IOC to IEC - does not change. I'm convinced about the significant value we can create.

"Now, more than ever, our focus must remain on delivery - operating safely and efficiently, executing with discipline, and always focusing on returns. This is how we will deliver real benefits for our customers and other stakeholders and continue to grow long-term value for bp's shareholders."

The search process for the new CEO was led by a committee of the bp board, headed by Helge Lund together with three other non-executive directors. The appointment decision was approved by the full bp board, excepting Murray Auchincloss.

Notes:

●
Before becoming interim chief executive officer in September 2023, Murray had been bp's chief financial officer since July 2020, at which time he also joined bp's board. He had previously served as CFO, deputy CFO and head of business development for bp's Upstream segment. From 2010-2013 Murray was head of bp's group chief executive's office, working directly with Bob Dudley.

Murray, 53, joined Amoco Canada in 1992. Following financial and planning roles in Canada and the US, his career included periods as commercial director for bp's Onshore North America business and CFO for bp's North Sea business. He has a degree in finance from the University of Calgary and is a Chartered Financial Analyst and is also a member of the Aker BP board.

●
Murray Auchincloss's remuneration arrangements will include:
  -
Annual salary of £1.45 million.
  -
Provisions relating to bonus opportunity, bonus deferral and performance shares are all in accordance with BP's 2023 remuneration policy as approved by shareholders.
  -
A cash allowance in lieu of pension equal to 20 per cent of base salary, in accordance with BP's remuneration policy and aligned with the majority of the wider UK workforce.

●
This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 of 16 April 2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Further information:

bp press office, London: bppress@bp.com, 07831 095541.

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This announcement contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 January 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary